

Mail Stop 3561

June 19, 2018

Ms. Iris N. Griffin
Senior Vice President and Chief Financial Officer
SCANA Corporation
South Carolina Electric & Gas Company
100 SCANA Parkway
Cayce, South Carolina 29033

> **Re: SCANA Corporation**
> **South Carolina Electric & Gas Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 23, 2018**
> **File No. 1-08809 and 1-03375**

Dear Ms. Griffin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Financial Statements

Notes to Consolidated Financial Statements

10. Commitments and Contingencies

Abandoned Nuclear Project, page 108

1. We note that a portion of your $1.118 billion impairment charge for your abandoned nuclear project consists of $1.2 billion of costs expensed on the project that have not been determined to be prudent by the SCPSC, offset by $1.0 billion for amounts received from the Toshiba Settlement. Please tell us your basis in GAAP for offsetting the Toshiba Settlement proceeds against the impairment charge. Please also tell us whether the Toshiba Settlement agreement or the guaranty agreement specified the costs for which

the settlement payment was intended to reimburse you. For example, tell us whether the payment was for costs already approved to be recovered in rates by the SCPSC or costs not yet specifically approved, if the payment was for specific assets and costs, or if payment was for the project as a whole.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, Elizabeth Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products